

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 27, 2023

Claudius Tsang
Director and Chief Executive Officer
A Paradigm Acquisition Corp.
Level 39, Marina Bay Financial Centre
Tower 2, 10 Marina Boulevard
Singapore 018983

> **Re: A Paradigm Acquisition Corp.**
> **Amendment No. 1 to Draft Registration Statement on Form S-1**
> **Submitted March 14, 2023**
> **CIK No. 0001956439**

Dear Claudius Tsang:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form S-1 filed March 14, 2023

Cover Page

1. We note that your definition of China and the PRC excludes Hong Kong, Macau and Taiwan. Please clarify that all the legal and operational risks associated with having operations in the People's Republic of China also apply to operations in Hong Kong and Macau. In this regard, please ensure that your disclosure does not narrow risks related to operating in the PRC to mainland China only. Where appropriate, you may describe PRC law and then explain how commensurate laws in Hong Kong and Macau differs from PRC law and describe any risks and consequences to the company associated with those laws.

<u>Summary</u>
<u>Leadership of an Experienced Management Team, page 3</u>

2.   Please disclose Mr. Yu-Ping Edward Tsai's business experience during the past five
        years. See Item 401(e) of Regulation S-K.

<u>Risk Factors, page 44</u>

3.   We note that the discussion of risk factors is longer than 15 pages. Please include in the
        forepart of the prospectus, as applicable, a series of concise, bulleted or numbered
        statements that is no more than two pages summarizing the principal factors that make an
        investment in the registrant or offering speculative or risky. See Item 105(b) of Regulation
        S-K.

<u>We may issue our shares to investors in connection with our initial business combination..., page
75</u>

4.   We note your response to prior comment 4 and reissue in part. We note that potential
        PIPE transactions are meant to enable you to provide sufficient liquidity to the post-
        business combination entity or provide opportunities for enhanced return on investment to
        investors in return for funds facilitating the sponsor's completion of the business
        combination or providing sufficient liquidity. Clearly disclose their impact to you and
        investors, including that the arrangements result in costs particular to the de-SPAC
        process that would not be anticipated in a traditional IPO.

<u>Enforcement of Civil Liabilities, page 111</u>

5.   We note your response to prior comment 6. Please also revise your disclosure on page
        111 to address prior comment 6. In addition, we also note that four director nominees,
        Brian Yun, Prescille Chu Cernosia, Yu-Ping Edward Tsai, and Eric Tzu-yang Huang, will
        serve from the effective date of the registration statement. Please expand your disclosures
        on pages 12, 62, 103, 104, and 111 to identify each director nominee located in China or
        Hong Kong.

<u>Capitalization, page 119</u>

6.   We have reviewed your response to comment 7, and it appears that the third to last
        sentence of the 2nd paragraph is incomplete. As such, we reissue the previous comment.
        Additionally, to the extent your response indicates that the disclosure referenced in the
        comment is not accurate, please revise your filing to address.

You may contact Eric McPhee at 202-551-3693 or Kristina Marrone at 202-551-3429 if you have questions regarding comments on the financial statements and related matters. Please contact Kibum Park at 202-551-6836 or Jeffrey Gabor at 202-551-2544 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Jeffrey C. Cohen